Sensortecnics Inc
Technology IP Portfolio

1st June 2019

Item	Technology	Patent	Notes
1	**Border Sense**	We have filed 3 separate patents for Border Sense, Border Wall technologies. 1. Primary wall infrastructure 2. Underground Sensing patent 3. Wall surface touch sensors	Patent filed
2	**CyberSoft**	Cyber Security Software There is no patent for software, we will be filing patents for algorithm codes soon as possible	No Patent
3	**Intelliclad**	Intelliclad Building Protection safety system. Currently 1 master patent filed, additional sub patents in progress	Patents Filed
4	**Ebox**	Solar Energy Harvesting unit.	Awaiting patent number and filing updates
5	**System 10**	Water Purification Smart stand-alone water purification system for emergency aid (disaster relief) and domestic home use	Patents Filed
6	**CIPPS (Datatecnics)**	CIPPS (Critical Infrastructure Pipeline Protection System). This is not in the Sensortecnics portfolio.	Multiple Patents Filed and granted

Attached, Patent numbers and brief introduction.

BORDER SENSE

Patent

3 Patents Filed

Ref: P71539.GB.BA

Ref: P17538.GB.BA

P: 71537.GB BA

Attached first 5 pages of application.

SENSING SECTION

TFT-SENSOR
PE =

Walls and segments thereof

Technical Field of the Invention

The present invention relates to wall segments and walls, such as wall segments or walls with sensors, and in particular so-called smart walls with border control applications. In particular the invention relates to walls which are able to sense when someone or something is touching them, for example someone attempting to climb or scale them.

Background to the Invention

Border control is a perennial issue faced by all countries of the world, and is particularly problematic for countries with larger borders (which are harder to effectively monitor and police), and countries with land borders (as they are much easier to access than sea borders). One such border which has been the subject of much debate in recent years is the USA/Mexico border.

A typical method for border control is to erect some form of barrier along the border in order to deter or physically stop people from entering the country unlawfully. More rudimentary barriers include wire fences which may be lined along the top with barbed wire. Such fences are particularly ineffective as they are very easily breached (e.g. with wire cutters) or scaled.

An alternative is to instead erect a tall, thick, solid wall (such as steel-reinforced concrete), which is more difficult to scale and to breach. However, such walls take a very long time to install, require a huge amount of materials and so are extremely expensive (especially for particularly large borders), and cannot be easily upgraded, replaced or repaired.

While such solid walls are more difficult to scale than wire fences, they are still able to be scaled, for example by using a ladder, and provide no way of alerting the relevant authorities or border control offices when someone is indeed attempting to do so.

It would therefore be advantageous to provide a wall suitable for border control applications which can sense when someone is trying to scale it.

It would further be advantageous to provide a wall suitable for border control applications which can sense when someone is trying to scale it, which is also cheaper, quicker to install, easier to replace, easier to repair and/or easier to upgrade than currently-used barriers.

It would be yet further advantageous to provide a wall suitable for border control applications which can sense when someone is trying to scale it, which can also sense when someone is trying to tunnel under it and/or when it is breached or damaged (for example if someone tries to break through it or knock it down).

It is therefore an aim of embodiments of the invention to overcome or mitigate at least one problem of the prior art.

Summary of the Invention

According to a first aspect of the invention there is provided a wall segment comprising two opposing major faces, two opposing side faces, a bottom face and a top face, wherein a major face of the segment comprises a sensing section or array of sensing sections on the surface thereof, the or each sensing section comprising a touch-sensitive and/or proximity-sensitive section, and wherein at least a portion of the sensing section or array of sensing sections is located within the upper 50% of said major face.

In some embodiments, the wall segment is a border wall segment.

The wall segment may be a substantially free-standing wall segment and/or an exterior wall. The wall segment may be free-standing in the sense that it does not form part of a building or the like.

The two opposing major faces may comprise a front face and a major face. In preferred embodiments, the area of the major faces is larger (preferably significantly larger) than the area of each of the top, bottom and side faces. In especially preferred embodiments, the area of each major face is at least 5 times larger than the area of each of the top, bottom and side faces.

The sensing section may comprise a strip, film or sheet in which the or each sensor is embedded or connected. The strip, film or sheet may comprise a conductive polymer in which the or each sensor is embedded or connected. The strip, film or sheet may comprise printed electronics components, such as for example printed circuit boards, which may be formed of conductive ink. Strips or sheets comprising conductive polymer or printed electronics are particularly useful as they enable thin strips, films or sheets to be applied to the wall segment, thereby mitigating any protrusions from the wall, and which are more difficult to remove accidentally or deliberately. The strip, film or sheet may comprise a cover or cladding which may comprise a polymeric or metal film. The cover or cladding may be configured to mitigate abrasion or damage to the strip, film or sheet comprising the or each sensor, whilst still enabling operation of the or each sensor.

By "touch-sensitive", it is meant any sensor or section which is able to sense physical contact, and therefore may include any suitable tactile sensor, pressure sensor, resistive sensor, capacitive sensor, piezoelectric sensor, acoustic wave sensor, optical sensor, heat sensor or infrared sensor, for example.

By "proximity-sensitive", it is meant any sensor or section which is able to sense when an object is in close proximity to the sensor and therefore may include any suitable inductive sensor, capacitive sensor, photoelectric sensor, ultrasonic sensor, magnetic sensor, optical sensor, radar sensor or Hall effect sensor, for example. In some embodiments the proximity is configured to sense objects within 2 metres, 1.5 metres, 1 metre, 0.75 metres, 0.5 metres, 0.4 metres, 0.3 metres, 0.25 metres, 0.2 metres, 0.15 metres, 0.1 metres or within 0.05 metres

In preferred embodiments, the sensing section or array of sensing sections spans or covers at least 50%, 60%, 70%, 80%, at least 90%, or substantially 100% of the distance spanning the major face between the side faces (the "width" of the major face). In some embodiments the sensing section or array of sensing sections is continuous across the major face. In other embodiments, the sensing section or array of sensing sections is discontinuous and may comprise multiple spaced apart sensors or arrays of

sensors (for example, each sensor or array may be spaced no more than 1 cm, 2 cm, 3 cm, 4 cm, 5 cm, 7.5 cm or no more than 10 cm from adjacent sensors or arrays.

In preferred embodiments, at least a portion of the sensing section or array of sensing sections is located within the top 45%, 40%, 35%, 30%, 25% or top 20% of said major face, more preferably within the top 15% of said major face, most preferably within the top 10% or top 5% of said major face.

In some embodiments, the sensing section or array of sensing sections may be completely located within the top 50%, 45%, 40%, 35%, 20%, 25%, 20%, 15%, 10% or top 5% of said major face.

In preferred embodiments, the sensing section or array of sensing sections starts at substantially the highest point of said major face (such as at the upper edge or top face, or where it meets the top face) and extends downwards. This is advantageous as areas of the major face near the top of the wall segment may be more likely to be touched by someone attempting scale it, or any wall or wall portion formed therefrom. In such embodiments, the sensing section or array of sensing sections may span or cover the entirety of the top 50%, 45%, 40%, 35%, 20%, 25%, 20%, 15%, 10% or top 5% of said major face.

The or each sensing section or array of sensing sections may extend onto the top face of the wall segment and may extend over the top face and down the opposite major face. In embodiments where one or more sensing sections or arrays extends down the opposite major face, each sensor or array may extend no more than 5%, 10%, 15%, 20%, 25%, 30%, 40% or 50% down the opposite major face, for example.

Extending the or each sensing section or array over the top of the wall segment increases the likelihood that the sensor(s) will detect an attempt to scale the wall, for example when a grappling hook or rope is thrown or cast over the wall and which may contact the opposite major face.

The or each sensing section may comprise a touch-sensitive sensor and/or proximity sensor, or a touch-sensitive and/or proximity-sensitive sheet, film or panel containing one or more sensors, said sensor(s) and/or sheet(s), film(s) or panel(s)

preferably being either at least partially embedded within the major face, or otherwise attached or secured to the surface of the major face.

The or each sensing section may be substantially flush with the major face, or may be recessed into the major face or may protrude from the major face.

An "array" of sensing sections is defined herein as any arrangement or pattern consisting of two or more distinct, discontinuous sensing sections, and includes arrangements such as two or more sheet, panel or sensor "strips", a "grid" of sheets, panels or sensors, or any other array of individual sensors, sheets or panels of any appropriate shape and dimensions, for example.

The major face may comprise any number of additional sensing sections or arrays of sensing sections ("secondary" sensing sections or arrays of sensing sections from here on - in such embodiments, the section(s) or array(s) described above shall be referred to as "primary") arranged in substantially any way. The or each secondary sensing section or array of sensing sections may be located in or on any area of the major face not covered by the or each primary sensing section or array of sensing sections. For example, the or each secondary sensing section or array of sensing sections may be located in the top, middle or bottom third of the major face, or any combination thereof.

In some embodiments there may be an additional sensing section or array of sensing sections located in a position within the bottom 50% of the major face. In other embodiments the primary sensing section or array of sensing sections is located in the top third of the major face, an additional sensing section or array located in the middle third an additional sensing section or array located in the lower third of the major face. In yet other embodiments there may be a plurality of vertically spaced apart primary sensing sections or arrays located on the top 50% of the major face, and a plurality of spaced apart secondary sensing sections or arrays located on the bottom 50% of the major face.

The opposing major face of the segment may also comprise any of the features (e.g. sensing sections or arrays of sensing sections) described hereinabove. The two opposing major faces may therefore comprise the same combination, or different

Intelliclad

Patent

3 Patents Filed

Ref: GB1815168.8

Attached first 5 pages of application.

Intellectual Property Office

Patents Form 1
Patents Act 1977 *(Rule 12)*

Request for grant of a patent

Concept Hous
Cardiff Roa
Newpo
South Wale
NP10 8Q

Application number GB1815168.8

1. Your reference	**Intelliclad-GB01**
2. Full name, address and postcode of the applicant or of each applicant Patents ADP number *(if you know it)*	**Zulfiquar, Mohammed** **35 Elmdon Road** **Selly Park** **Birmingham B29 7LF** **United Kingdom**
3. Title of the invention	**Sensor and safety system for high-rise buildings**
4. Name of your agent *(if you have one)* "Address for service" to which all correspondence should be sent. This may be in the European Economic area or Channel Islands (see warning note below) *(including the postcode)* Patents ADP number *(if you know it)*	**Dallimore, Geoffrey** **2 The Whitehouse** **17 Brunswick Hill** **Reading RG1 7YT** **United Kingdom** **11800364001**
5. Priority declaration: Are you claiming priority from one or more earlier-filed patent applications? If so, please give details of the application(s)	

Country	Application number	Date of filing	PDAS Access Code

	Number of earlier UK application	Date of filing *(day / month / year)*
6. Divisionals etc: Is this application a divisional application, or being made following resolution of an entitlement dispute about an earlier application. If so, please give the application number and filing date of the earlier application		

7. Inventorship: (Inventors must be individuals not companies)	
Are all the applicants named above also inventors?	**Yes**
If yes, are there any other inventors?	**No**
8. Are you paying the application fee with this form?	**Yes**

SENSOR AND SAFETY SYSTEM FOR HIGH-RISE BUILDINGS

TECHNICAL FIELD

[0001] The presently disclosed subject matter generally relates to the field of safety and security systems. Particularly, the present subject matter relates to sensor systems for providing safety to high-rise buildings in event of an emergency like fire.

BACKGROUND

[0002] Most high-rise buildings have similar external structures. In particular most high-rise buildings are designed in a grid format with floors and columns. Concrete Modular structures with varying designs using cladding. Cladding may refer to the application of one material over another to provide a skin or layer to a structure such as a wall. In construction, the cladding is used to provide a degree of thermal insulation and weather resistance to the buildings, and to improve the appearance of buildings. The cladding may be made up of a wide range of materials including such as, but not limited to, wood, metal, brick, vinyl, and composite materials that can include aluminium, wheat/rice straw fibres, wood, blends of cement and recycled polystyrene, and so forth. The panels or structures formed using the cladding are called cladding panels.

[0003] Most of the buildings or older buildings in the world have cladding panels situated under each window unit. The problem with the cladding panels is the insulation material used internally is highly combustible, this may be dangerous for the building in event of any emergency situation like fire. The cladding is largely used to improve the external image of the building; otherwise it does not seem to have any other major benefit to the buildings. Most of the insulation inside the cladding is very dangerous. In the event of a fire, the high-rise buildings may simply become death traps for the residents inside them, not just because of the threat from the combustible cladding, but lack of sprinklers in the buildings and difficulties in vacating the high-rise buildings.

[0004] Further, in past fifty years, there has been very little innovation in high-rise buildings safety standards. There have been considerable innovation around smart buildings but these are very much around "energy savings" and nothing much for the safety of the high-rise buildings. Most buildings still use smoke detectors and sprinklers inside the buildings as a safety system.

[0005] In light of above discussion, there exists need for improved safety systems for high-rise buildings for safety of residents in event of emergency situations such as, but not limited to, fire.

SUMMARY

[0006] In a first aspect, the present invention provides a sensor system for a building comprising a plurality of floors. A high-rise building for which embodiments of the present invention are designed typically has at least 7 floors and/or is 23m or more in height. The sensor system comprises a plurality of sensor units and a processing unit, the plurality of sensor units being distributed across an exterior surface of the building; wherein each sensor unit is configured to detect an emergency condition and the processing unit is configured to automatically respond to a detected emergency condition.

[0007] Preferably, each sensor unit is embedded in a cladding on the exterior surface of the building. Preferably each sensor unit is located adjacent a window of the building. Typically, a high-rise building will have a regular array of windows over a large proportion of its exterior surface and a sensor unit is provided for each window. Preferably, each sensor unit comprises a heat sensor and the emergency condition is a fire.

[0008] In another aspect, the present invention provides a fire safety system for a building comprising a plurality of floors, the fire safety system comprising: at least one track on an exterior of the building, the or each track holding a plurality of fire suppression units, the fire suppression units being movable along the tracks to move to a desired location on the exterior of the building and to release a fire suppression agent.

[0009] In another aspect, the present invention provides an evacuation system for a building comprising a plurality of floors, the evacuation system comprising at least one external elevators, the or each elevator being normally located on the roof of the building and being automatically movable in the event of an evacuation to a window of the building to receive one or more evacuating occupants of the building and to the ground floor to evacuate the one or more evacuating occupants.

[0010] Preferably, a least one solar-powered battery, or a hybrid power self-charging battery powered by solar cells, provides power to at least one of the sensor system, the fire safety system and/or the evacuation system in the event of a power failure.

[0011] The main objective of the present disclosure is to provide safety systems and methods for making high-rise buildings safe, to save lives in the event of fire or other disaster. The present disclosure provides a complete end-to-end solution to solve the global problem as discussed above.

[0012] The present disclosure provides improved safety systems for high-rise buildings for safety of residents in event of emergency situations such as, but not limited to, fire

[0013] The present disclosure provides an automated or "smart" emergency safety system for providing safety to high-rise buildings. The emergency safety system includes a plurality of sensors, a plurality of smart fire suppression units, and a plurality of emergency exit (EE) pods. The plurality of sensors may include smart sense sensors. The smart fire suppression unitsmay be external fire sprinklers. The EE pods may be external smart elevators.

[0014] The present disclosure provides a smart fire safety system to sense temperature, gases, air quality, building movement, and so forth.

[0015] The present disclosure provides a smart fire safety system configured to monitor the integrity of the building in real-time and respond appropriately in the event of an emergency.

[0016] The present disclosure provides a smart fire safety system comprising a smart sensing unit developed to monitor multiple environmental conditions such as, heat, gases including carbon dioxide etc., location, weather, temperature, air quality, movement of the building, and so forth. The smart sensing unit comprising sensors and may monitor all environmental conditions of the building, beyond fire. The smart sensing unit may seamlessly connect to smart building computer system and general infrastructure. In some embodiments, an artificial intelligence module may control the smart sensing unit. The smart sensing unit may be made up of electronic components such as, but not limited to, sensors, a central processing unit, a hybrid power self-charging battery via solar cells, a wireless network, and so forth. The smart fire safety system further comprising a plurality of smart fire suppression units fitted via external vertical slim-line tracks. The tracks may hold the fire suppression units such as external high-pressure sprinklers. The smart fire suppression units may be automatically triggered by the smart sensing unit in event of an emergency, such as fire, in the building. The fire suppression units may travel to the point of the fire and extinguish the flames from the outside for example, 43rd floor window. The sensors of the smart sensing unit may send a message to the smart fire suppression units PLC

controller to travel to 43rd floor. The smart fire safety systems may also includes smart emergency exit (EE) pods. The EE pods may be external elevators. The EE pods may travel automatically to the point of the fire (for example, external windows) and enable residents to enter the EE pods and exit the building rapidly, smoothly, safely, and very quickly. In some embodiments, the design and structure of the EE pods may be in accordance with design of the building.

[0017] The present disclosure provides a smart fire safety system designed to set future standards for safety in new buildings.

[0018] According to an aspect of the present disclosure, the EE pods may be situated at the top of the building or inside the floors of the building, for example at every ten floors. In some embodiments, a third party may do the design and placement of the EE pods within the building. In alternative embodiments, the placement of the EE pods may be decided or designed by the clients.

[0019] The present disclosure provides a smart computer controlled fire safety system for buildings comprising multiple floors. The smart computer controlled fire safety system is configured to monitor risks detailed in real-time embedded within cladding or inside of the building or outside on window unit of the building.

[0020] The present disclosure provides a smart computer controlled fire safety system configured to fully automate fire safety ensuring no loss of life in case of a fire or an emergency situation in a building.

[0021] The present disclosure provides a fire safety system that automates many functions of fire responses, including fire extinguishing and building evacuation normally done by many people and many organizations.

[0022] The present disclosure provides a fire safety system for buildings comprising multiple floors. The fire safety system includes one or more sensors configured to monitor external environmental conditions of a building in real-time. The sensors may monitor a whole array of potential risks and then may respond according the risk. The sensors are also configured to sense a temperature, gases, air quality, building movement and so forth. The fire safety system also includes a notification module configured to automatically notify to internal building fire systems and fire service. The fire safety system also includes automated fire suppression units

configured to travel automatically to the point of fire and activate high-pressure water or other fire suppression agents such as foam or carbon dioxide. The fire safety system also includes an automatic control module configured to open or close windows depending on one or more factors such as, but not limited to, an external air quality. The automatic control module is also configured to automatically adjust air conditioning system of the building.

[0023] An embodiment of the present disclosure provides a smart safety system for a building comprising a plurality of floors. The smart safety system comprises a smart sensing unit includes a number of sensors, a processing unit, and a hybrid power self-charging battery via solar cells. The smart safety system includes one or more external tracks for holding smart fire suppression units, wherein the smart sensing unit automatically triggers the smart fire suppression units in event of an emergency situation in the building. The smart safety system further includes a plurality of smart emergency exit pods comprising automated external elevators.

[0024] According to an aspect of the present disclosure, the smart sensing unit is configured to seamlessly connect to smart building computer system and general infrastructure.

[0025] According to another aspect of the present disclosure, an artificial intelligence module controls the smart sensing unit.

[0026] According to another aspect of the present disclosure, the one or more tracks holds the fire suppression units also referred as external high-pressure sprinklers.

[0027] According to another aspect of the present disclosure, the plurality of smart emergency exit pods are configured to travel automatically to the point of the emergency (for example, external windows) and enable residents or the people trapped inside of the building to enter the smart emergency exit pods and exit the building rapidly, smoothly, safely, and very quickly.

[0028] Another embodiment of the present disclosure provides a smart computer controlled fire safety system for a building comprising a plurality of floors, comprising: a plurality of sensors configured to sense temperature, gases, air quality, location, weather, heat, and movement of the building in real-time; one or more automated smart fire suppression units comprising external fire sprinklers, wherein the building is fitted with one or more external vertical slim line tracks for holding the smart fire suppression units, the one or more automated smart fire suppression units are configured to travel pricelessly to the point of fire and activate high pressure water; a


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106b
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106a
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108

FIG. 1

200


SMART FIRE SAFETY SYSTEM
202
SMART SENSING UNIT
204
SENSORS206
TRACKS FOR SMART HYDRANTS
208
SMART HYDRANTS
210
NOTIFICATION MODULE
212
AUTOMATIC CONTROL MODULE
214
SMART EMERGENCY EXIT PODS
216

FIG. 2

System 10

Patent

Patents Filed

Ref: US 62295081

Attached first 5 pages patent application

TITLE

WATER TREATMENT SYSTEM

TECHNICAL FIELD

[0001] Embodiments described herein relate to a Water Treatment System. More particularly the embodiments relate to an apparatus and method for purifying impure water. Further, the embodiments also describe various characteristics and features of the present invention relating to purifying and providing excellent and good quality of standing or flowing water. The present invention is capable of purifying impure water at large scale with enhanced efficacy and quality.

BACKGROUND

[0002] The growth in population has resulted into growth in demand for potable water. The urgent demand of potable water is a major challenge for the countries around the globe. There are enormous sources of water but they lack the drinking water quality standards. For example the sea comprises an infinite water source but they are not of potable quality and hence cannot be used as drinking water or even for other house hold activities. Also, water around the petroleum industrial area such as the Middle East and North Africa region are not suitable for farming or house hold activity due to high content of chemicals and metallic elements. The challenge of providing pure and potable water has been tried to address by several water purification apparatus but they also lack some essential features like purification of impure water at large scale or continuous purification of flowing water or quick purification of the large scale flowing water. The machines and apparatus available for purification of impure water are not capable of providing pure water in large quantity.

[0003] Further, the common water purification devices presently under use have certain limitations relating to water purification. The common devices for water purification are not capable of purifying heavily impure water due to technical limitations. Providing water purification system with a capability to provide pure water at large scale is an ongoing challenge which is yet to be met. Although, there have been some attempts to overcome the problem

discussed above but those attempts were not sufficient and still the existing systems need improvement. The water treatment system under the present invention aims to overcome all the above mentioned challenges and provide pure potable water in large scale. The present system is capable of purifying heavily impure water at large scale with the treatment method comprising supply of ozone and/ or singlet oxygen into the treatment apparatus and optionally mixing of pre-foaming solution into the inlet water.

SUMMARY

[0001] An object of the present invention is to provide a Water Treatment System.

[0002] An object of the present invention is to provide an apparatus and a unique method for purification of impure water.

[0003] A further object of the present invention is to provide a water treatment system and method wherein ozone and/ or singlet oxygen and impure water is supplied into apparatus.

[0004] A further object of the present invention is to provide a water treatment system which is capable of purifying impure water at large scale.

[0005] A further object of the present invention is to mix a pre-foaming solution into the inlet water in the treatment process.

[0006] A further object of the present invention is to provide a water treatment system which is capable of regulating the supply of ozone/ singlet oxygen into the apparatus based on the impurity level of the water.

BRIEF DESCRIPTION OF THE DRAWINGS

[0007] The foregoing summary, as well as the following detailed description of various embodiments, is better understood when read in conjunction with the drawings provided herein. For the purposes of illustration, there is shown in the drawings exemplary embodiments; however, the presently disclosed subject matter is not limited to the specific methods and instrumentalities disclosed.

[0008] FIG. 1 is an illustration of the water treatment apparatus of the prior art (International Publication No. WO2007025345 A1);

[0009] FIG. 2 is an illustration of the water treatment system of the present invention which comprises a unique apparatus and method to deliver a good quality of standing or flowing water.

DETAILED DESCRIPTION

[0010] The presently disclosed subject matter is described with specificity to meet statutory requirements. However, the description itself is not intended to limit the scope of this patent. Rather, the inventors have contemplated that the claimed subject matter might also be embodied in other ways, to include different steps or elements similar to the ones described in this document, in conjunction with other present or future technologies.

[0011] It is to be understood that both the foregoing general description and the following detailed description are exemplary and explanatory only, and are not restrictive of the invention, as claimed. In this application, the use of the singular includes the plural, the word "a" or "an" means "at least one", and the use of "or" means "and/or", unless specifically stated otherwise. Furthermore, the use of the term "including", as well as other forms, such as "includes" and "included", is not limiting. Also, terms such as "element" or "component" encompass both elements and components comprising one unit and elements or components that comprise more than one unit unless specifically stated otherwise.

[0012] The above noted and other objects, in one aspect, may be achieved by a method or a system of the present disclosure. The system includes a Water Treatment System comprising an apparatus and unique method for treatment of impure water and delivery of pure potable or flowing water.

[0013] FIG. 1 is an illustration of the water treatment apparatus of the prior art (International Publication No. WO2007025345 A1), which discloses the apparatus for treating contaminated water such as grey water, or water from a vehicle washing establishment or for treating any other water. The prior art method comprises treating the water by supplying air and ozone into the alternate elongated first half section of any chamber. In the mentioned prior art, water flows in upward direction in the first half section of any chamber and air is supplied via the air inlet hole from the lower most part of the first half section of the chamber. By this way, the water flowing in the first half section of the chamber mixes with the co-currently flowing air which results into creation of bubbles to produce the foam and thus the removal of contaminants can be executed by collecting the foam from the upper end of any chamber. FIG.1 further illustrates that the prior art comprises plurality of elongated water treatment chambers which are interconnected so that the inlet water flows in series through the said interconnected chambers.

The water treatment apparatus of the prior art further comprises means for supplying ozone gas via ozone inlet hole from the lower most part of the second half section of the chamber flowing in the upward direction. The water flows in the downward direction in the second half section of the chamber, mixes with the counter-current flowing ozone gas to form the foam at the upper side of the chamber and thus the removal of contaminants can be executed by collecting the foam from the upper end of any chamber. Further, the prior art apparatus comprises foam collecting means extending from the uppermost ends of the chambers. The foam collecting means are connected to a common foam waste passage which collects the foam and forwards it for further foam treatment process. The source water treatment inlet is provided at the upper region of the first half section of the first chamber and an outlet of the first chamber is provided at the lowermost region of the second half section of the first chamber connected to the inlet of the first half section of the second chamber and so on.

[0014] FIG. 2 is an illustration of the water treatment system of the present invention which comprises unique apparatus and method to deliver a good quality of standing or flowing water. The apparatus of the present system comprises stainless steel or other metallic (with low corrosion coefficient) chambers 202 connected to each other in series. The apparatus comprises an inlet 204 for impure water and another inlet 206 for ozone supply. The apparatus comprises two foam collecting means 208 and 210 extending from a first end as well as an opposite second end of the chambers. The foam collecting means are connected to two common foam waste passages which collect the foam and forward it for further foam treatment process.

[0015] The unique water purification system of the present invention is capable of treating water for various purposes. The water purification system is efficient in removing impurities in the water and providing potable water for use in drinking and other purposes. The water purification system of the present invention can be used for treatment of any kind of impure water, be it for household purposes or for the industrial purposes. The water purification system of the present invention is capable of removing any type of impurity in the water such as the dirty water, water comprising metals and other particulates, water from households, agriculture, sewerage water and even extremely salty water.

US009732911B2

(12) United States Patent
Zulfiquar

(10) **Patent No.:** **US 9,732,911 B2**
(45) **Date of Patent:** **Aug. 15, 2017**

(54) **INTEGRATED PIPELINE PROTECTION SYSTEM**

(71) Applicant: **Mohammed Zulfiquar**, Birmingham (GB)

(72) Inventor: **Mohammed Zulfiquar**, Birmingham (GB)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 302 days.

(21) Appl. No.: **14/546,299**

(22) Filed: **Nov. 18, 2014**

(65) **Prior Publication Data**

US 2015/0136265 A1 May 21, 2015

Related U.S. Application Data

(60) Provisional application No. 61/905,381, filed on Nov. 18, 2013.

(51) **Int. Cl.**

F17D 5/06 (2006.01)
F17D 5/00 (2006.01)
G01M 3/00 (2006.01)

(52) **U.S. Cl.**

CPC ***F17D 5/06*** (2013.01); ***F17D 5/00*** (2013.01); ***G01M 3/00*** (2013.01)

(58) **Field of Classification Search**

CPC .. F17D 5/06; F17D 5/00; G01M 3/00; G01M 3/18; G01M 3/243; G01M 3/182

USPC 138/104

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

2,759,175 A * 8/1956 Spalding G01M 3/045 138/104
8,640,527 B2 * 2/2014 Hara .... G01M 3/047 73/40.5 R
9,341,316 B2 * 5/2016 Novak F17D 5/02
2004/0154380 A1 * 8/2004 Walker .... G01M 3/38 73/40.5 R
2004/0232924 A1 * 11/2004 Hilleary C23F 13/22 324/700
2005/0255724 A1 11/2005 Picco et al.
2007/0043807 A1 * 2/2007 Twitchell H04L 67/125 709/201
2007/0284112 A1 12/2007 Magne et al.

(Continued)

FOREIGN PATENT DOCUMENTS

DE 102011100731 A1 11/2012
GB WO 2008059226 A2 * 5/2008 .... G01M 5/00
WO 2008140490 A2 11/2008

Primary Examiner — Joshua Kennedy

(57) **ABSTRACT**

The pipeline protection system includes a plurality of modules and a central control unit. The modules are adapted to be disposed circumferentially around the pipeline and capable of communicating to each other and with the central control unit to generate a plurality of real time data related to the pipeline. The modules are retrofittable configuration that includes sub-modules. Each sub-module includes top and bottom protective casings, and at least one flexible composite layer disposed between the top and bottom protective casings. The flexible composite layer includes an electronic circuitry embedded thereon, and a plurality of sensors coupled to the electronic circuitry to monitor a plurality of parameters associated with the pipeline. The plurality of sensors is configured to generate various real time data, such as pipeline leakage, predict future leakage or failure, and detect any attempt to theft or tempering in the pipeline.

31 Claims, 5 Drawing Sheets





CIPPS

Patent

Multiple Patents Filed

Ref: US 9,732,911 B2

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The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Joseph Matal

Performing the Functions and Duties of the Under Secretary of Commerce for Intellectual Property and Director of the United States Patent and Trademark Office